Exhibit 3.1

QUINTILES TRANSNATIONAL HOLDINGS INC.

ARTICLES OF RESTATEMENT

Pursuant to §55-10-07 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following for the purpose of amending and restating its Articles of Incorporation and does hereby certify as follows:

1.     The name of the corporation is “Quintiles Transnational Holdings Inc.” (hereinafter referred to as the “Corporation”). The Corporation’s original Articles of Incorporation were filed on November 19, 2009. Articles of Amendment of the Corporation’s Articles of Incorporation were filed on November 23, 2009. Amended and Restated Articles of Incorporation were filed on December 8, 2009.

2.     The Corporation’s Amended and Restated Articles of Incorporation are hereby amended and restated in their entirety, as set forth in the text of the Second Amended and Restated Articles of Incorporation attached hereto as Exhibit A.

3.     The Second Amended and Restated Articles of Incorporation of the Corporation were approved and adopted in the manner prescribed by Chapter 55 of the North Carolina General Statutes and other applicable law.

4.     The date of adoption of each amendment contained in the Second Amended and Restated Articles of Incorporation was April 18, 2013.

5.     These Articles of Restatement will become effective at 11:00 a.m. E.D.T. on May 8, 2013.

This the 6th day of May, 2013.

QUINTILES TRANSNATIONAL HOLDINGS INC.

By:	/s/ James H. Erlinger III
James H. Erlinger III
Executive Vice President, General Counsel and Secretary

EXHIBIT A

QUINTILES TRANSNATIONAL HOLDINGS INC.

SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION

1.     The name of the corporation is “Quintiles Transnational Holdings Inc.” (hereinafter referred to as the “Corporation”)

2.     The street address and county of the registered office of the corporation in the State of North Carolina is 150 Fayetteville Street, Box 1011, Raleigh, Wake County, North Carolina 27601, and the name of its registered agent at such address is CT Corporation System.

3.     The street address and county of the principal office of the corporation is 4820 Emperor Boulevard, Durham, Durham County, North Carolina 27703.

4.     The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the North Carolina Business Corporation Act, as amended (the “NCBCA”).

5.     Capitalization.

A.     Authorized Shares. The Corporation shall have authority to issue three hundred and one million (301,000,000) shares, consisting of (a) three hundred million (300,000,000) shares of Common Stock, par value $0.01 per share (the “Common Stock”); and (b) one million (1,000,000) shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”).

B.     Common Stock. All shares of Common Stock will be identical in all respects and will entitle the holders thereof to the same preferences, limitations and relative rights.

1.     Voting Rights. On all matters to be voted on by the Corporation’s shareholders, each holder of record of shares of Common Stock will be entitled to one vote per share so held.

2.     Dividends. When and as dividends are declared or paid on shares of Common Stock, whether in cash, property or securities of the Corporation, each holder of record of shares of Common Stock will be entitled to a ratable portion of such dividend, based upon the number of shares of Common Stock then held of record by each such holder.

3.     Liquidation. The holders of the Common Stock will be entitled to share ratably, on the basis of the number of shares of Common Stock then held by each such holder, in all distributions to the holders of the Common Stock in any liquidation, dissolution or winding up of the Corporation.

C.     Preferred Stock. The Preferred Stock may be issued from time to time in one or more series, the shares of each such series to have such designations, preferences, relative rights and powers, including voting powers (or qualifications, limitations or restrictions thereof) as are stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors of the Corporation. Authority is expressly granted to the Board of Directors, subject to the provisions hereof and to any limitations provided under the NCBCA, to authorize the issuance of one or more series within the class of Preferred Stock, and with respect to each such series to determine and fix by resolution or resolutions the designations, preferences, relative rights and powers, including voting powers, full or limited, or no voting power, of such shares, or the qualifications, limitations or restrictions of such shares. This paragraph is intended to afford to the Board of Directors the maximum authority permitted under Section 55-6-02 of the NCBCA.

6.     Shareholders of the Corporation may not take any action by written consent in lieu of a meeting.

Subject to the requirements of applicable law, a special meeting of the shareholders of the Corporation may be called at any time (i) by a majority of the members of the Board of Directors, (ii) by the Chairman of the Board or Chief Executive Officer of the Corporation or (iii) prior to the Trigger Date (defined below) by (a) any DG Nominee, Bain Nominee, TPG Nominee or 3i Nominee (as such terms are defined in the Shareholders Agreement as hereinafter defined) then in office or (b) the holders of more than 50% of the shares of Common Stock then outstanding. Any special meeting of the shareholders shall be held on such date, at such time and at such place within or outside the State of North Carolina as the Corporation may designate. Notice of every special meeting of the shareholders of the Corporation shall state the purpose or purposes of such meeting. No business may be transacted and no corporate action may be taken at a special meeting other than business within the purpose or purposes stated in the notice of the meeting unless all of the shareholders are present in person or by proxy, in which case any and all business may be transacted at the meeting even though the meeting is held without notice.

For purposes of these Second Amended and Restated Articles of Incorporation, “Trigger Date” shall mean the first date on which the DG Shareholders, the Bain Shareholders, the TPG Shareholders, and the 3i Shareholders (each as defined in the Shareholders Agreement, dated as of January 22, 2008, by and among the Corporation (as assignee of Quintiles Transnational Corp. effective as of December 14, 2009) and certain of its shareholders named therein, as such agreement existed as of May 8, 2013 (the “Shareholders Agreement”)), collectively cease to beneficially own (directly or indirectly) shares representing a majority of the then issued and outstanding shares of Common Stock of the Corporation, with such beneficial ownership to be determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

7.     The Corporation shall be entitled to treat the person in whose name any shares are registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such shares on the part of any other person, whether or not the Corporation shall have notice thereof, except as required by applicable law.

8.     The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Prior to the Trigger Date, the number of directors which shall constitute the Board of Directors shall be not less than eleven (11) nor more than fifteen (15). On or following the Trigger Date, the number of directors which shall constitute the Board of Directors shall be not less than nine (9) nor more than fifteen (15). The directors shall be divided into three classes designated Class I, Class II and Class III with each class consisting, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. Class I directors shall initially serve for a term expiring at the first annual meeting of shareholders following the effectiveness of these Second Amended and Restated Articles of Incorporation, Class II directors shall initially serve for a term expiring at the second annual meeting of shareholders following the effectiveness of these Second Amended and Restated Articles of Incorporation and Class III directors shall initially serve for a term expiring at the third annual meeting of shareholders following the effectiveness of these Second Amended and Restated Articles of Incorporation. At each succeeding annual meeting, successors to the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the third succeeding annual meeting of shareholders. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class appointed or elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent director. A director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office. The Board of Directors is authorized to assign members of the Board of Directors already in office to their respective initial class.

9.     In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized to adopt, alter, amend and repeal the Bylaws of the Corporation. Prior to the Trigger Date, any amendment, alteration, change, addition or repeal of the Bylaws of the Corporation by the shareholders of the Corporation shall require the affirmative vote of the holders of a majority of the outstanding shares of the Corporation entitled to vote on such amendment, alteration, change, addition or repeal. On or following the Trigger Date, any amendment, alteration, change, addition or repeal of the Bylaws of the Corporation by the shareholders of the Corporation shall require the affirmative vote of the holders of at least seventy-five percent (75%) of the outstanding shares of the Corporation, voting together as a class, entitled to vote on such amendment, alteration, change, addition or repeal.

10.     Subject to the Shareholders Agreement, the shareholders may, at any meeting the notice of which shall state that it is called for that purpose (i) before the Trigger Date, remove, with or without cause, any Director, or the entire Board of Directors, and fill the vacancy or vacancies and (ii) on or after the Trigger Date, remove, only for cause and with the affirmative vote of the holders of at least seventy-five percent (75%) of the outstanding shares of the Corporation, voting together as a class, any Director, or the entire Board of Directors, and fill the vacancy or vacancies; in each case provided that whenever any director shall have been elected by a voting group of shareholders, only the shareholders from that voting group may participate in the vote to remove him or her, and such vacancy may be filled only by the holders of shares of that voting group. Subject to the Shareholders Agreement, vacancies caused by any such removal and not filled by the shareholders at the meeting at which such removal shall have been made, or any vacancy caused by the death or resignation of any director or for any other reason, and any newly created directorship resulting from any increase in the authorized number of Directors, may be filled only by the affirmative vote of a majority of the directors then in office, although less than a quorum. Any director so elected to fill any such vacancy or newly created directorship shall hold office until the next shareholders’ meeting at which directors are elected and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Subject to the Shareholders Agreement, when one or more directors shall resign effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as herein provided in connection with the filling of other vacancies.

11.     No director of the Corporation shall have personal liability arising out of an action whether by or in the right of the Corporation or otherwise for monetary damages for breach of any duty as a director; provided, however, that the foregoing shall not limit or eliminate the personal liability of a director with respect to (i) acts or omissions that such director at the time of such breach knew or believed were clearly in conflict with the best interests of the Corporation, (ii) any liability under Section 55-8-33 of the NCBCA or any successor provision, (iii) any transaction from which such director derived an improper personal benefit, or (iv) acts or omissions occurring prior to the date this Article became effective. As used in this Article, the term “improper personal benefit” does not include a director’s reasonable compensation or other reasonable incidental benefit for or on account of his or her services as a director, officer, employee, independent contractor, attorney, or consultant of the Corporation.

 Furthermore, notwithstanding the foregoing provision, in the event that Section 55-2-02 or any other provision of the NCBCA is amended or enacted to permit further limitation or elimination of the personal liability of the director, the personal liability of the Corporation’s directors shall be limited or eliminated to the fullest extent permitted by the applicable law.

 This Article shall not affect any provision permitted under the NCBCA in the articles of incorporation, bylaws or contract or resolution of the Corporation indemnifying or agreeing to indemnify a director against personal liability. Any repeal or modification of this Article shall not adversely affect any limitation hereunder on the personal liability of the director with respect to acts or omissions occurring prior to such repeal or modification.

12.     Except as set forth herein, the Corporation reserves the right to amend, alter, change or repeal any provision contained in these Second Amended and Restated Articles of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on shareholders herein are granted subject to this reservation. Notwithstanding any other provision of these Second Amended and Restated Articles of Incorporation or the Bylaws of the Corporation, and notwithstanding the fact that a lesser percentage or separate class vote may be specified by law, these Second Amended and Restated Articles of Incorporation, the Bylaws of the Corporation, or otherwise, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock required by law, these Second Amended and Restated Articles of Incorporation, the Bylaws of the Corporation, or otherwise, on or following the Trigger Date, the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of all outstanding shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt any provision inconsistent with, to amend or repeal any provision of, or to adopt a bylaw inconsistent with, Articles 4, 6, 8, 9, 10, 11, 12, 15, 16 and 17 of these Second Amended and Restated Articles of Incorporation.

13.     Meetings of shareholders may be held within or without the State of North Carolina, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision contained in applicable law) outside the State of North Carolina at such place as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

14.     The shareholders of the Corporation shall have no right to cumulate their votes for the election of directors.

15.     The provisions of Article 9 and Article 9A of the NCBCA shall not apply to the Corporation.

16.     Business Combinations

A.     The Corporation shall not engage in any Business Combination (as defined below), at any point in time at which the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any Interested Shareholder (as defined below) for a period of three (3) years following the time that such shareholder became an Interested Shareholder, unless:

1.     prior to such time, the Board of Directors approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder, or

2.     upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the Voting Stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the Voting Stock outstanding (but not the outstanding Voting Stock owned by the Interested Shareholder) those shares owned (i) by Persons who are Directors and also officers of the Corporation and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

3.     at or subsequent to such time, the Business Combination is approved by the Board of Directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding Voting Stock of the Corporation which is not owned by the Interested Shareholder.

B.     Except as otherwise indicated, for purposes of this Article 16, references to:

1.     “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person.

2.    “Associate,” when used to indicate a relationship with any Person, means: (i) any corporation, partnership, unincorporated association or other entity of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of Voting Stock; (ii) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such Person, or any relative of such spouse, who has the same residence as such Person.

3.     “Business Combination,” when used in reference to the Corporation and any Interested Shareholder of the Corporation, means:

(i)	any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the Interested Shareholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Shareholder and as a result of such merger or consolidation Section (A) of this Article 16 is not applicable to the surviving entity;

(ii)	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of the Corporation, to or with the Interested Shareholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

(iii)	any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the Interested Shareholder, except: (a) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the Interested Shareholder became such; (b) pursuant to a merger under Section 55-11-04 of the North Carolina Business Corporation Act in which the subsidiary corporation thereunder is wholly-owned by the parent corporation thereunder; (c) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the Interested Shareholder became such; (d) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (e) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (c)-(e) of this subsection (iii) shall there be an increase in the Interested Shareholder’s proportionate share of the stock of any class or series of the Corporation or of the Voting Stock of the Corporation;

(iv)	any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the Interested Shareholder; or

(v)	any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (i)-(iv) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

4.     “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of Voting Stock, by contract, or otherwise. A Person who is the owner of 20% or more of the outstanding Voting Stock of the Corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such Person holds Voting Stock, in good faith and not for the purpose of circumventing this Section, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

5.     “Sponsor” means the DG Shareholders, the TPG Shareholders, the Bain Shareholders, the 3i Shareholders, and the Institutional Shareholders, in each case as defined in the Shareholders Agreement.

6.     “Interested Shareholder” means any Person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding Voting Stock of the Corporation, or (ii) is an Affiliate or Associate of the Corporation and was the owner of 15% or more of the outstanding Voting Stock of the Corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such Person is an Interested Shareholder; and the Affiliates and Associates of such Person; but “Interested Shareholder” shall not include (x) any Sponsor or any of its Affiliates (as defined in the Shareholders Agreement) or successors or any “group”, or any member of any such group, to which such Persons are a party under Rule 13d-5 of the Exchange Act, or (y) any Person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation, provided that such Person shall be an Interested Shareholder if thereafter such Person acquires additional shares of Voting Stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such Person. For the purpose of determining whether a Person is an Interested Shareholder, the Voting Stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the Person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

7.     “Person” means any individual, corporation, partnership, unincorporated association or other entity.

8.     “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

9.     “Voting Stock” means stock of any class or series entitled to vote generally in the election of directors.

10.     “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a Person that individually or with or through any of its Affiliates or Associates:

(i)	beneficially owns such stock, directly or indirectly; or

(ii)	has (a) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such Person or any of such Person’s Affiliates or Associates until such tendered stock is accepted for purchase or exchange; or (b) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the owner of any stock because of such Person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more Persons; or

(iii)	has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (b) of subsection (ii) above), or disposing of such stock with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, such stock.

17.     Renouncement of Corporate Opportunity

A.     Scope. The provisions of this Article 17 are set forth to define, to the extent permitted by applicable law, the duties of Exempted Persons (as defined below) to the Corporation and, to the extent applicable, its shareholders, with respect to certain classes or categories of business opportunities. “Exempted Person” means each of Bain, TPG, and 3i (each as defined in the Shareholders Agreement), their respective Affiliates (other than the Corporation and its subsidiaries), TPG Global, LLC and Bain Capital, LLC and their Affiliates and all of their respective partners, principals, directors, officers, members, managers, managing directors and/or employees, including any of the foregoing who serve as officers or directors of the Corporation. Solely for purposes of this Article 17, references to “Affiliate”, “Nominee”, and “Shareholder Group” have the meaning ascribed to such terms in the Shareholders Agreement.

B.     Competition and Allocation of Corporate Opportunities. The Exempted Persons shall not have any fiduciary or other duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Corporation or any of its subsidiaries. To the fullest extent permitted by applicable law, the Corporation, on behalf of itself and its subsidiaries, renounces any interest or expectancy of the Corporation and its subsidiaries in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to the Exempted Persons, even if the opportunity is one that the

Corporation or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and each such Exempted Person shall have no duty to communicate or offer such business opportunity to the Corporation and, to the fullest extent permitted by applicable law, shall not be liable to the Corporation or any of its subsidiaries or, to the extent applicable, any of its or their shareholders, for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such Exempted Person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Corporation or its subsidiaries.

C.     Certain Matters Deemed Not Corporate Opportunities. In addition to and notwithstanding the foregoing provisions of this Article 17, a corporate opportunity shall not be deemed to belong to the Corporation if it is a business opportunity that the Corporation is not financially able or contractually permitted or legally able to undertake, or that is, from its nature, not in the line of the Corporation’s business or is of no practical advantage to it or that is one in which the Corporation has no interest or reasonable expectancy.

D.     Effect of Shareholders Agreement. The provisions of Sections B and C of this Article 17 (i) shall be subject to compliance with any procedures regarding corporate opportunities specified in the Shareholders Agreement and (ii) shall continue with respect to an Exempted Person until the first date that both of the following conditions are true (a) such Exempted Person’s applicable Shareholder Group is not entitled to designate at least one (1) Nominee to the Board of Directors of the Corporation pursuant to the Shareholders Agreement, and (b) no individual is serving on the Board who has at any time been designated as a Nominee by such Exempted Person’s applicable Shareholder Group.

E.     Amendment of this Article 17. No amendment or repeal of this Article 17 in accordance with the provisions of Article 12 shall apply to or have any effect on the liability or alleged liability of any Exempted Person for or with respect to any activities or opportunities of which such Exempted Person becomes aware prior to such amendment or repeal. This Article 17 shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of the Corporation under this Second Amended and Restated Articles of Incorporation of the Corporation, the Corporation’s bylaws or applicable law.